UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 25 April 2008

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: SENS Announcement and circular to Shareholders relating to the approval of a proposed 10% black economic empowerment transaction

1. SENS Announcement: General meeting of shareholders to approve the Sasol Inzalo BEE Transaction ("the Transaction")

2. A circular posted to shareholders, including a notice convening a general meeting

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol" or "the Company")

General meeting of shareholders to approve the Sasol Inzalo BEE
Transaction ("the Transaction")

On 10 September 2007, shareholders were advised of Sasol's intention to
conclude a broad-based BEE ownership transaction equal to 10% of its
issued share capital. The detailed terms of the Transaction were
released on SENS on 24 March 2008 and published in the press on 26
March 2008. The Transaction is subject to the passing of special and
ordinary resolutions necessary to implement the Transaction and the
subsequent registration of the special resolutions by the Registrar of
Companies.

A circular has been posted to shareholders, including a notice
convening a general meeting to be held at 09:00 on Friday, 16 May 2008
in the Sasol Limited Auditorium, 1 Sturdee Avenue, Rosebank,
Johannesburg, for the purpose of considering, and if deemed fit,
passing the special and ordinary resolutions required contained in the
notice which forms part of the circular. A copy of the circular is
available on the Sasol website at www.sasol.com.

Johannesburg
24 April 2008
Sponsor
Deutsche Securities (SA) (Proprietary) Limited

Transaction sponsor
Rand Merchant Bank

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 April 2008   By: /s/ N L Joubert
                                                          Name: Nereus Louis Joubert
                                                          Title: Company Secretary